UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-3A-2
                          Statement by Holding Company
                      Claiming Exemption Under Rule U-3A-2
                           From the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1


                               VECTREN CORPORATION
                         VECTREN UTILITY HOLDINGS, INC.


                   hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

ITEM 1. Name, State of organization, location, and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

Vectren Corporation (Vectren or Claimant), an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. Vectren was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. (SIGCORP). On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests in accordance with Accounting Principles Board Opinion No. 16 "Business Combinations." Vectren is a "holding company," as such term is defined by the Public Utility Holding Act of 1935 (the Act).

Regulated Operations

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, is a "subsidiary company" of Vectren and a "holding company" (as such terms are defined by the Act). VUHI is the intermediate holding company for Vectren's three operating public utilities: Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations (defined hereafter). VUHI's regulated subsidiaries serve approximately one million customers in Indiana and Ohio. VUHI also holds a 33% ownership interest in Community Natural Gas Company, Inc. (Community) and a preferred equity and convertible subordinated debt interest in Babb International, Inc.

         Indiana Gas, an Indiana corporation, is a "subsidiary company" of VUHI and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 49 of Indiana's 92 counties. Indiana Gas also holds a 47% undivided ownership interest in the assets of the Ohio operations (see below).

         SIGECO, an Indiana corporation, is a "subsidiary company" of VUHI and is also an "electric utility company," a "gas utility company," and a "public utility company" (as such terms are defined by the Act). SIGECO provides electric generation, transmission and distribution services to eight counties in southwestern Indiana, including Evansville, and participates in the wholesale power market. SIGECO also provides natural gas distribution and transportation services to ten counties in southwestern Indiana, including Evansville.

         On October 31, 2000, Vectren acquired the natural gas distribution assets of The Dayton Power and Light Company (herein referred to as the Ohio operations). The Ohio operations provide natural gas distribution and transportation services to 17 counties in west central Ohio, including Dayton. The Ohio operations are owned as a tenancy in common through two of Vectren's wholly owned subsidiaries. Vectren Energy Delivery of Ohio, Inc. (VEDO) holds a 53% undivided ownership interest and Indiana Gas holds a 47% undivided ownership interest in the assets. VEDO, an Ohio corporation, is a "subsidiary company" of VUHI (as such term is defined by the Act) and is the operator of the assets. VEDO is therefore a "gas utility company" and "public utility company," as such terms are defined in the Act.

         Community, an Indiana corporation, is an unconsolidated affiliate of VUHI, but is a "subsidiary company" of VUHI as defined by the Act. Community is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Community is an Indiana gas distribution company with offices in Mt. Carmel, Illinois.

         Babb International, Inc. is a nonregulated unconsolidated affiliate that manufactures autoclaved aerated concrete from fly ash, a by-product of burning coal.

Nonregulated Operations

Vectren is involved in nonregulated activities in four primary business areas:
Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Energy Marketing and Services markets natural gas and provides energy management, including energy performance contracting services. Coal Mining mines and sells coal to Vectren's utility operations and to other third parties and generates Internal Revenue Service (IRS) Code Section 29 investment tax credits relating to the production of coal-based synthetic fuels. Utility Infrastructure Services provides underground construction and repair, facilities locating, and meter reading services. Broadband invests in broadband communications services such as analog and cable television, high-speed Internet and data services, and advanced local and long distance phone services. In addition, the nonregulated group has investments in other businesses that invest in energy-related opportunities and provide utility services, municipal broadband consulting, retail services, and real estate and leverage lease investments.

The companies comprising Vectren's nonregulated operations include Vectren Enterprises, Inc. and Southern Indiana Minerals, Inc.

Vectren Enterprises, Inc. is an intermediate holding company and the primary holding company for the Company's nonregulated businesses: Vectren Energy Services, Inc., Vectren Utility Services, Inc., Vectren Communications, Inc., Vectren Ventures, Inc., Vectren Financial Group, Inc., and Vectren Generation Services, Inc.

     Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Marketing and Services, Inc. and Vectren Energy Retail, Inc.

          Vectren Energy Marketing and Services, Inc. holds a 100% interest in Energy Systems Group, Inc., a 61% ownership interest in ProLiance Energy, LLC, a 20% ownership interest in Genscape, Inc., and a 100% interest in Indiana Energy Services, Inc. (dormant) and Vectren Power Marketing, Inc. (dormant).

               Energy Systems Group, Inc. has a two-thirds ownership interest in Energy Systems Group, LLC, an energy-related performance contracting firm serving industrial, commercial, and governmental customers.

               ProLiance Energy, LLC is a 61% unconsolidated energy marketing affiliate that provides natural gas and related services to the Company's utility subsidiaries, Vectren Retail, LLC, and other unrelated parties. ProLiance's primary business is optimizing the gas portfolios of utilities and providing services to large end use customers. In June 2002, the integration of Vectren's wholly owned subsidiary SIGCORP Energy Services, LLC (SES) with ProLiance was completed. SES provided natural gas and related services to SIGECO and others prior to the integration. In exchange for the contribution of SES' net assets, Vectren's allocable share of ProLiance's profits and losses increased from 52.5% to 61%, consistent with Vectren's new ownership percentage. In March 2001 Vectren's allocable share of profits and losses increased from 50% to 52.5% when ProLiance began managing the Ohio operations' gas portfolio. Governance and voting rights remain at 50% for each member. Since governance of ProLiance remains equal between its members, Vectren continues to account for its investment in ProLiance using the equity method of accounting.

               Prior to June 1, 2002, SES' operating results were consolidated. Subsequent to June 1, 2002, SES' operating results, now part of ProLiance, are reflected in the earnings of unconsolidated affiliates. The transfer of net assets was accounted for at book value consistent with joint venture accounting and did not result in any gain or loss.

               Genscape, Inc. is a 20% owned unconsolidated energy information subsidiary that provides information to energy traders regarding the operating status of major generating plants and power transmission in the United States and internationally.

          Vectren Energy Retail, Inc. holds a 99% interest in Vectren Retail, LLC, which provides natural gas and other related products and services primarily in Ohio serving customers opting for choice among energy providers.

     Vectren Utility Services, Inc. is an intermediate holding company for Vectren Environmental Services, Inc., Vectren Fuels, Inc., Reliant Services, LLC, CIGMA, LLC, IEI Financial Services, LLC, and Utility Debt Collectors, Inc. (dormant).

          Vectren Environmental Services, Inc. holds a 51% ownership interest in Air Quality Services, LLC, a company created to provide air quality monitoring and testing services to industrial companies and utilities.

          Vectren Fuels, Inc. owns and operates coal mining properties, including a 100% ownership interest in Cypress Creek Mine, Inc. and a 99% ownership interest in SFI Coal Sales, LLC. SFI Coals Sales, LLC holds a 100% ownership interest in Prosperity Mine, LLC and Cypress Creek Mine, LLC.

          Reliant Services, LLC (Reliant) is a 50% owned unconsolidated affiliate that provides underground facility locating, contract meter reading, and installation of telecommunications and electric facilities to the Company's utility subsidiaries and others. Reliant holds a 100% ownership interest in Miller Pipeline Corporation, which provides underground pipeline construction, replacement, and repair services to the Company's utility subsidiaries and others.

          CIGMA, LLC is a 50% owned unconsolidated affiliate that provides materials acquisition and related services that are used by the Company's utility subsidiaries and others.

          IEI Financial Services, LLC is a 99% owned subsidiary that performs third-party collections, energy-related equipment leasing, and related services to the Company's utility subsidiaries.

     Vectren Communications, Inc. holds investments in nonregulated subsidiaries, which conduct communications-related strategic initiatives and include Vectren Broadband, Inc. and Vectren Communications Services, Inc.

          Vectren Broadband, Inc. holds Vectren's 18.9% investment in SIGECOM Holdings, Inc., a minority interest and convertible subordinated debt investment in Utilicom Networks, LLC (Utilicom), and other communication investments. SIGECOM Holdings, Inc. holds a 74% interest in SIGECOM, LLC. SIGECOM, LLC provides broadband services to the greater Evansville, Indiana, area. Utilicom is a provider of bundled communication services through high capacity broadband networks, including analog and cable television, high-speed Internet and data services, and advanced local and long distance telephone services. Utilicom is the majority member of SIGECOM, LLC and plans to provide broadband services to the greater Indianapolis, Indiana, and Dayton, Ohio, markets.

          Vectren Communication Services, Inc. assists municipal utilities and businesses in the implementation of broadband strategy.

     Vectren Ventures, Inc. invests in energy-related companies and projects. Vectren Ventures, Inc. holds the remaining 1% interests in IEI Financial Services, LLC, SFI Coal Sales, LLC, Vectren Retail, LLC, and Vectren Resources, LLC (see below). In addition, Vectren Ventures maintains a 36.7% ownership in Haddington Energy Partners, LP, a 42.1% ownership in Haddington Energy Partners II, LP, a 7% ownership in Monument Capital Partnership Fund I, LP, a 4.5% ownership in Cambridge Ventures, LP, and a 4% ownership in Gazelle TechVentures, Inc.

          Haddington Energy Partners, LP, Haddington Energy Partners II, LP, and Monument Capital Partnership Fund I, LP are investment companies that invest in energy-related projects.

          Cambridge Ventures, LP is an investment company that invests in small businesses.

          Gazelle TechVentures, Inc. is a venture capital company focusing on venture capital activity in Indiana.

     Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana Properties, Inc. (SIPI), Vectren Synfuels, Inc., and Energy Realty, Inc.

          SIPI holds a 100% ownership interest in SIPI Holding Company, Inc., SIP-GT I, Inc., and Southwest Lease Capital, Inc. These companies invest in and loan capital to other partnerships and corporations. These investments are primarily housing investments that generate tax credits or are venture capital funds. SIPI's companies also invest in real estate and leveraged lease transactions.

          Vectren Synfuels, Inc. owns a limited partnership interest of 8.3% in Pace Carbon Synfuels Investors, LP, which produces and sells coal-based synthetic fuel that qualifies for IRS Code Section 29 investment tax credits.

          Energy Realty, Inc. invests in partnerships and corporations that invest in real estate and affordable housing projects.

     Vectren Generation Services, Inc. constructs electric generation assets for SIGECO.

Southern Indiana Minerals, Inc. processes and markets coal combustion by-products.

Corporate and Other Operations

Vectren's corporate and other activities provide general and administrative support and assets, including computer hardware and software, to Vectren's other operating groups. The companies comprising Vectren's corporate and other group include Vectren Resources, LLC and Vectren Capital Corp.

Vectren Resources, LLC is an intermediate holding company for Vectren Aero, LLC and primarily provides information technology and related resources to Vectren and its subsidiaries. Effective January 1, 2003, the assets of Vectren Resources, LLC were transferred to VUHI.

Vectren Capital Corp., and its direct subsidiary, IEI Capital Corp, are financing vehicles for Vectren's nonregulated and corporate operations.

ITEM 2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Vectren and VUHI

At the date of the filing of this Statement, Vectren and VUHI have no significant real properties and are solely holding companies owning all of the issued and outstanding shares of common stock of their subsidiary companies.

Gas Utility Operations

Indiana Gas
Specific to its Indiana operations, Indiana Gas owns and operates four gas storage fields located in Indiana covering 58,489 acres of land with an estimated ready delivery from storage capability of 4.2 BCF of gas with delivery capabilities of 119,160 MCF per day. For its Indiana operations, Indiana Gas also owns and operates three liquefied petroleum (propane) air-gas manufacturing plants located in Indiana with the ability to store 1.5 million gallons of propane and manufacture for delivery 31,000 MCF of manufactured gas per day. In addition to its owned storage and manufacturing and daily delivery capabilities, Indiana Gas contracts for a maximum of 17.2 BCF of gas in storage with various pipelines with a delivery capability of 283,298 MCF per day. Indiana Gas' gas delivery system includes 11,590 miles of distribution and transmission mains all of which are in Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana so that gas may be transported to Indiana and sold or transported by Indiana Gas to ultimate customers in Indiana. These properties are used by Indiana Gas in its gas delivery operations in which gas is supplied to 542,256 consumers in 49 of Indiana's 92 counties. The largest Indiana communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle, and Richmond.

Indiana Gas purchases all of its natural gas from ProLiance Energy LLC, a 61% owned, nonregulated gas marketing affiliate of Vectren. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

SIGECO
SIGECO owns and operates three underground gas storage fields located in Indiana covering 6,070 acres of land with an estimated ready delivery from storage capability of 8.7 BCF of gas with delivery capabilities of 124,748 MCF per day. In addition to its owned storage and daily delivery capabilities, SIGECO contracts for a maximum of 0.5 BCF of gas in storage with various pipelines with a delivery capability of 18,753 MCF per day. SIGECO's gas delivery system includes 2,996 miles of distribution and transmission mains all of which are located in Indiana. These properties are used by SIGECO in its gas operations in which gas is supplied to 111,459 consumers in ten counties in southwestern Indiana, including Evansville.

SIGECO purchases its natural gas from various suppliers, including ProLiance Energy LLC, a 61% owned, nonregulated gas marketing affiliate of Vectren. Gas is transported to SIGECO's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules. During 2002, ProLiance became the sole provider of natural gas to SIGECO.

Ohio Operations
The Ohio operations owns and operates three liquefied petroleum (propane) air-gas manufacturing plants and one cavern for propane storage, all of which are located in Ohio. The plants and cavern can store 3.7 million gallons of propane, and the plants can manufacture for delivery 51,047 MCF of manufactured gas per day. In addition to its owned storage and manufacturing and daily delivery capabilities, the Ohio operations contracts for a maximum of 13.2 BCF of gas in storage with various pipelines with a delivery capability of 281,491 MCF per day. The Ohio operations' gas delivery system includes 5,176 miles of distribution and transmission mains all of which are located in Ohio. The properties are used by the Ohio operations in its gas operations in which gas is supplied to 313,046 customers in 17 counties in west central Ohio, including Dayton.

The Ohio operations purchases all of its natural gas from ProLiance Energy LLC, a 61% owned nonregulated gas marketing affiliate of Vectren. Gas is transported to the Ohio operations' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

Community
Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has no underground gas storage facilities or manufacturing facilities. Community's gas delivery system includes approximately 501 miles of distribution mains, all of which are located in Indiana. Community uses the properties in its gas operations in which gas is supplied to approximately 7,100 customers in southwestern Indiana.

Community purchases its natural gas from various suppliers. Gas is transported to Community's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

SIGECO's Electric Utility Operations

SIGECO's installed generating capacity as of December 31, 2002, was rated at 1,351 MW. SIGECO's coal-fired generating facilities are: the Brown Station with 500 MW of capacity, located in Posey County approximately eight miles east of Mt. Vernon, Indiana; the Culley Station with 406 MW of capacity, and Warrick Unit 4 with 150 MW of capacity. Both the Culley and Warrick Stations are located in Warrick County near Yankeetown, Indiana. SIGECO's gas-fired turbine peaking units are: the 80 MW Brown 3 Gas Turbine located at the Brown Station; two Broadway Avenue Gas Turbines located in Evansville, Indiana with a combined capacity of 115 MW (Broadway Unit 1 50 MW and Broadway Unit 2 65 MW); two Northeast Gas Turbines located northeast of Evansville in Vanderburgh County, Indiana with a combined capacity of 20 MW; and a new 80 MW turbine also located at the Brown station (Brown Unit 4) placed into service in 2002. The Brown Unit 3 and Broadway Unit 2 turbines are also equipped to burn oil. Total capacity of SIGECO's six gas turbines is 295 MW, and they are generally used only for reserve, peaking, or emergency purposes due to the higher per unit cost of generation.

SIGECO's transmission system consists of 829 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 27 substations with an installed capacity of 4,221.2 megavolt amperes (Mva). The electric distribution system includes 3,212 pole miles of lower voltage overhead lines and 275 trench miles of conduit containing 1,541 miles of underground distribution cable. The distribution system also includes 95 distribution substations with an installed capacity of 1,939.5 Mva and 50,030 distribution transformers with an installed capacity of 2,352.3 Mva.

The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

These properties are used by SIGECO in its electric operations in which electricity is supplied to 134,057 consumers in eight counties in southwestern Indiana, including Evansville.

Item 3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

     A. Number of dekatherms in thousands (MDth) of gas distributed at retail and number of megawatt hours (MWh) of electric energy sold at retail or wholesale:

          1.   Gas distributed
                                                                Dollar Revenues
                                                                  From Sales
                                            MDth of Gas          (in millions)
                                         ---------------        ---------------
               a. Indiana Gas:
                  Retail                      118,241               $ 527.4
                  Wholesale                         -                     -
                                         ---------------        ---------------
                  Totals                      118,241               $ 527.4
                                         ---------------        ---------------

               b. SIGECO:
                  Retail                       31,988               $  85.5
                  Wholesale                         -                     -
                                         ---------------        ---------------
                  Totals                       31,988               $  85.5
                                         ---------------        ---------------

               c. The Ohio operations:
                  Retail                       57,464               $ 296.1
                  Wholesale                         -                     -
                                         ---------------        ---------------
                  Totals                       57,464               $ 296.1
                                         ---------------        ---------------

               d. VUHI and Vectren:
                  Retail                      207,693               $ 909.0
                  Wholesale                         -                     -
                                         ---------------        ---------------
                  Totals                      207,693               $ 909.0
                                         ---------------        ---------------

               e. Community:
                  Retail                          870                 $ 6.8
                  Wholesale                         -                     -
                                         ---------------        ---------------
                  Totals                          870                 $ 6.8
                                         ---------------        ---------------

          2.   Electric energy sold
                                                                Dollar Revenues
                                              MWh of               From Sales
                                         Electric Energy          (in millions)
                                         ---------------        ---------------
               a. SIGECO, VUHI, and Vectren:
                  Retail                    5,569,447               $ 284.1
                  Firm Wholesale              617,686                  21.2
                  Non-Firm Wholesale       10,711,614                 302.8
                                         ---------------        ---------------
                  Totals                   16,898,747               $ 608.1
                                         ---------------        ---------------

     B. Number of MDth of gas and MWh of electric energy distributed at retail outside the state in which each such company is organized:

          1.   Gas distributed outside the state
                                                                Dollar Revenues
                                                MDth of Gas        From Sales
                                              --------------    ---------------
               a. Indiana Gas:                     None               None
               b. SIGECO:                          None               None
               c. The Ohio operations:             None               None
               d. VUHI and Vectren:                None               None
               e. Community:                       None               None

          2.   Electric energy distributed outside the state

                                                   MWh of       Dollar Revenues
                                              Electric Energy      From Sales
                                              ---------------   ---------------
               a. SIGECO, VUHI, and Vectren:       None               None




     C. Number of MDth of gas sold and MWh of electric energy sold at wholesale outside the state in which each such company is organized, or at the state line:

          1.   Gas sold outside the state
                                                                Dollar Revenues
                                            MDth of Gas            From Sales
                                          ---------------       ---------------
               a. Indiana Gas:                  None                  None
               b. SIGECO:                       None                  None
               c. The Ohio operations:          None                  None
               d. VUHI and Vectren:             None                  None
               e. Community:                    None                  None

     2.   Electric energy sold at wholesale (non-firm) outside the state

                                                                Dollar Revenues
                                              MWh of              From Sales
                                          Electric Energy        (in millions)
                                          ---------------       ---------------
               a. SIGECO, VUHI, and Vectren:
                  Texas                      3,123,853              $ 87.1
                  Ohio                       2,304,415                62.2
                  Missouri                   1,252,438                35.5
                  Oklahoma                     816,245                23.1
                  Maryland                     458,265                14.5
                  Kentucky                     491,595                13.5
                  All others                 1,780,897                48.5
                                          ---------------       ---------------
                  Totals                    10,227,708              $284.4
                                          ---------------       ---------------



     D. Number of MDth of gas and MWh of electric energy purchased outside the state in which each such company is organized or at the state line:

          1.   Gas purchased outside the state
                                                                Dollar Cost of
                                                                   Purchases
                                           MDth of Gas           (in millions)
                                           -----------          --------------
               a.Indiana Gas:                  None                  None

               b.SIGECO:
                 Louisiana                    5,258                  $ 23.7
                 Illinois                     1,895                     5.7
                                           -----------          --------------
                Totals                        7,153                  $ 29.4
                                           -----------          --------------

               c.The Ohio operations:          None                   None

               d.VUHI and Vectren:
                 Louisiana                    5,258                  $ 23.7
                 Illinois                     1,895                     5.7
                                           -----------          --------------
                 Totals                       7,153                  $ 29.4
                                           -----------          -------------

               e.Community:
                 Louisiana                      802                   $ 6.4
                 Illinios                        68                     0.4
                                           -----------          --------------
                 Totals                         870                   $ 6.8
                                           -----------          --------------

               Throughout 2002, Indiana Gas and the Ohio operations used a portfolio administrator, therefore purchases are made at their respective city gates. SIGECO began using a portfolio administrator during 2002.

          2.   Electric energy purchased outside the state

                                                                Dollar Cost of
                                             MWh of                Purchases
                                         Electric Energy         (in millions)
                                         ---------------        --------------
               a.SIGECO, VUHI, and Vectren:
                 Texas                       2,794,662               $ 79.1
                 Ohio                        2,549,583                 71.4
                 Oklahoma                    1,055,796                 30.2
                 Missouri                      922,323                 23.5
                 Michigan                      615,900                 15.7
                 Maryland                      570,100                 15.7
                 Pennsylvania                  562,641                 15.4
                 All others                    933,943                 29.2
                                          -------------         --------------
                 Totals                     10,004,948              $ 280.2
                                          -------------         --------------

Item 4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

Not applicable to Claimant or any of Claimant's subsidiaries.

Exhibit A

A consolidating statement of income of Vectren and subsidiary companies for the year ended December 31, 2002, together with a consolidating balance sheet of Vectren and subsidiary companies, as of December 31, 2002, are not included in this filing. Upon completion of the 2002 external audit currently underway, this filing will be amended to include the above required exhibits.

Exhibit B

A consolidated financial data schedule of Vectren and subsidiary companies as of and for the year ended December 31, 2002 is not included in this filing. Upon completion of the 2002 external audit currently underway, this filing will be amended to include the above required exhibit.

Exhibit C

 Not applicable to Claimant or any of Claimant's subsidiaries.

Exhibit D

Pro forma selected financial results for the year ended December 31, 2002 are not included in this filing. Upon completion of the 2002 external audit currently underway, this filing will be amended to include the above exhibit.

                                   SIGNATURES

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 2003.


                                   VECTREN CORPORATION
                                   (Name of Claimant)

                                   By /s/ Ronald E. Christian

                                   Ronald E. Christian
                                   Senior Vice President, General Counsel and
                                   Secretary Vectren Corporation

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                    Ronald E. Christian
                                    Senior Vice President, General Counsel
                                    and Secretary
                                    Vectren Corporation
                                    Post Office Box 209
                                    Evansville, Indiana  47702-0209